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                                                                  EXHIBIT (a)(7)

                                October 16, 2002

To:         All Employees

From:       Barry Morris

Subject:    IONA OPTION EXCHANGE PROGRAM

I am pleased to announce the IONA Option Exchange Program. The program is being introduced to recognize your valued contribution to the ongoing success of our Company.

Under the program, you have the opportunity to voluntarily exchange your current outstanding options (vested and unvested) for new options to be granted on a business day that is at least six months and one day after the cancellation of your eligible options. We currently expect this to occur on May 15, 2003.

We will shortly distribute to you under separate cover detailed information about the Program, including:

      -     An Offer to Exchange--a summary of the Program

      - A Letter of Transmittal--a form required to be completed and signed in order to participate in the Program

      - Q&As--a document to provide answers to questions you may have regarding the Program

Please remember that you can access your Stock Option Account on line via www.benefits.ml.com to get a summary of all options granted to you during your employment with IONA Technologies. The information will help you determine whether to participate in the Program.

You will have until 12:00 midnight, U.S. Eastern Time, on November 13, 2002, to complete your Letter of Transmittal and return it directly or by fax to Philip Pender or Michael Farry in Human Resources. We must adhere strictly to this deadline. Unless we extend the time period for the Program, no Letter of Transmittal will be accepted after 12:00 midnight, U.S. Eastern Time, on November 13, 2002.

Later this week sessions will be conducted with your manager to answer questions about the Program so that he/she can provide further assistance to you. In addition, general information about the Program will also be provided on our internal HR website.

A minority of employees, due to their hire date and/or corresponding strike price of their previously granted options, will be disproportionately impacted by the exchange ratios. Therefore, as part of this option exchange program, the Board of Directors has approved a supplemental grant of up to 500,000 shares. The supplemental grants will focus on mitigating the impact on key contributors. The planning for supplemental grants will commence later this quarter and the grants will be made in May 2003.

Over the next few years, I envision that IONA will be the leader in the standards-based integration market. As we continue our ongoing efforts to achieve profitable growth, we recognize that our employees are our most important asset. Therefore we believe it is important that you have a stake in the long-term success of IONA.

Once again, thank you for all your hard work.